CATABASIS PHARMACEUTICALS, INC.

ONE KENDALL SQUARE

BUILDING 1400E, SUITE B14202

CAMBRIDGE, MA 02139

May 21, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:               Catabasis Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-231441

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Catabasis Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-231441), as amended (the “Registration Statement”), so that it may become effective at 9:00 a.m. Eastern time on May 23, 2019, or as soon thereafter as practicable.

Very truly yours,

Catabasis Pharmaceuticals, Inc.

By:	/s/ Jill C. Milne
Name:	Jill C. Milne
Title:	President and Chief Executive Officer